# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 07/11/2025
Amends the filing with accession number 0000921895-25-001280
Filed by CIK 0002063950
Persons authorized to receive notices and communications: Ariane Gschwind, Im Grafenstein 30, Winterthur, Switzerland (V8), 8408, 41 58 881 10 30

## Reporting persons
- JAKOTA CAPITAL AG (CIK 0002063950): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 238,560,284; shared voting power 0; sole dispositive power 238,560,284; shared dispositive power 0; aggregate amount beneficially owned 238,560,284 (22.65% of the class)
- da Silva Oliveira Ricardo (CIK 0002066363): type of reporting person: other (OO); citizenship or place of organization: Portugal (S1); source of funds: working capital (WC); sole voting power 238,560,284; shared voting power 0; sole dispositive power 238,560,284; shared dispositive power 0; aggregate amount beneficially owned 238,560,284 (22.65% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: OpenLocker Holdings, Inc.
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 238,560,284 shares of the Issuer's common stock (the "Shares"), purchased by Jakota Capital AG ("Jakota") pursuant to the transactions described further in Item 6 below, were purchased for a total of $286,190.28, which funds were obtained from the working capital of Jakota.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Oliveira owns 100% of the interest in Joro Consulting Ltd., which owns 100% of Nobias Media Sarl (Luxembourg), which owns 100% of and controls Jakota. Mr. Oliveira is therefore ultimate beneficial owner of Jakota by virtue of his 100% ownership of Joro Consulting Ltd., and as such, may be deemed the beneficial owner of the Shares. Mr. Oliveira disclaims beneficial ownership of such Shares.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on information furnished by the Issuer to the Reporting Persons regarding the shares of common stock outstanding as of July 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in more detail in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

On April 9, 2025, the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") with Jakota and four other buyers (collectively, the "Buyers"), pursuant to which the Issuer agreed to issue and sell to the Buyers a total of 426,501,851 shares of common stock (the "Shares") for a total purchase price of $400,000 (the "Transaction").

Pursuant to the Purchase Agreement, the Issuer and the Buyers agreed, following the closing of the Transaction, to undertake actions as required to reconstitute the Board of Directors of the Issuer to be comprised of persons as determined by Jakota, and to effect the resignation of the current officers and directors of the Issuer. The Purchase Agreement contains customary representations, warranties and agreements of the Issuer and Jakota, limitations, and conditions regarding sales of the common stock, indemnification rights and other obligations of the parties.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which was filed as an exhibit to this Schedule 13D, and are incorporated by reference herein.

On June 4, 2025, Jakota acquired an aggregate of 100,471,140 shares of the Issuer's common stock in two private transactions, each pursuant to stock purchase agreements. Following the June 4, 2025 transactions, the Reporting Persons beneficially owned 351,648,991 shares of the Issuer's common stock.

On July 11, 2025, Jakota sold a total of 113,088,077 shares of the Issuer's common stock in a private transaction pursuant to a stock purchase agreement. Following the July 11, 2025 transaction, the Reporting Persons now beneficially own 238,560,284 shares of the Issuer's common stock.

## Signatures
- JAKOTA CAPITAL AG: /s/ Jolanta Kluzowska, Jolanta Kluzowska, Director (07/15/2025)
- da Silva Oliveira Ricardo: /s/ Ricardo da Silva Oliveira, Ricardo da Silva Oliveira (07/15/2025)